Filed by Chevron Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hess Corporation

Commission File No. 001-01204

April 3, 2024

The following are excerpts of the statements made by Mike Wirth, the CEO of Chevron Corporation (“Chevron”), during a “C.O.B. Tuesday” podcast episode entitled “The Laws of Physics And Thermodynamics And Economics Are Stubborn”. The excerpts relate only to the pending acquisition of Hess Corporation by Chevron. The podcast was made available by Chevron, on April 3, 2024, on both Chevron’s internal social media platform and LinkedIn.

Mike Wirth: And so, we're working on the Hess deal right now. Hess has had a lot of great exploration success. One of the things that I'm very excited about is to bring together talented people from their exploration team with the talented people in our exploration team and say, "How do we become better, not because we have a new portfolio," which I think will help, "but because we’ve got new ideas? We’ve got different ways of thinking about doing things."

...

Maynard Holt: Well, one thing at CERA that has, of course, come up is, people are asking about the Hess situation. And I guess, please, anything you would share on that. I've seen you answer it with Dan, but I don't know. I think the question, a lot of us look at it and ask is, gosh, how did we get here? We've got two of the leading companies in this kind of public discussion. What would you share with us about that?

Mike Wirth: Well, I'd say what I think I said earlier today, which is, we think it's a transaction that's good for the shareholders of both companies. We think it's good for the country of Guyana, strengthens the development and partnership there. We think it's good for the US and, frankly, good for the industry.

We have been engaged in private and constructive conversations with the partners in the Stabroek Block for months in an effort to understand what their concerns were, understand their views on the contract, which, in some instances, are different than our views, and to try to help them achieve the objectives that they had articulated to us.

And as we were in that process, then we were surprised when, a couple of weeks ago, we learned that they intended to terminate or they had terminated those discussions and had filed for arbitration.

So we did extensive diligence on the contract before we signed the agreement. We're very confident in our understanding of the contract language, and we look forward to seeing it affirmed in the arbitration.

Maynard Holt: Is there a way that those of us on the outside should think about where it goes from here or how, how it plays out or what the structure of the future of it looks like?

Mike Wirth: Well, we still fully expect to close the transaction. It looks like it'll take a little bit more time now, because the arbitration may become the rate-defining factor. We're working closely with the FTC to satisfy their concerns. There's no real overlap in the two portfolios. So there are no antitrust issues of any substance. So I think this is just, international arbitration will take some time. We're prepared for it. We look forward to affirming our interpretation of the contract and closing the transaction.

Maynard Holt: And just one last question. It's probably hard to answer, but I just find it interesting. If you're Washington, D.C. or the government of Guyana or players that have an interest, is there a way for them to weigh in on it, or are they commenting on it, or how do you manage those constituents like that that are not a part of it but view it as very relevant to them?

Mike Wirth: Yeah, there's certainly -- there's interest in Washington D.C., and Guyana. You've got this border issue between Venezuela and Guyana. And so there's a lot of interest. I can't really comment on any of the conversations but I’ll just say, I think many of the stakeholders would prefer to see issues like this resolved so that, what they view as the bigger issues, are the ones that can be focused on.

Maynard Holt: Well, I'm sure, I mean, I think to have two leading companies kind of in a public discussion, this is probably not good for industry at some level. We're all on the same team.

Mike Wirth: Yeah. I would rather not be in this position.

Maynard Holt: Sure.

Mike Wirth: But look, we believe in the transaction, and we find ourselves where we find ourselves.

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FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory proceedings or the ongoing arbitration proceedings regarding preemptive rights in the Stabroek Block joint operating agreement; risks that such ongoing arbitration is not satisfactorily resolved and the potential transaction fails to be consummated; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the potential transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the potential transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; changes to the company’s capital allocation strategies; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction and that are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of the announcement of the potential transaction, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2023 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2023, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron has filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

PARTICIPANTS IN THE SOLICITATION

Chevron, Hess, their respective directors and certain of their respective executive officers may be deemed to be “participants” (as defined under Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from shareholders of Hess with respect to the potential transaction. Information about the identity of Chevron’s (i) directors is set forth in the section entitled “director summary” on page 8 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_6a) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers at February 23, 2023” on page 29 of Chevron’s Annual Report on Form 10-K filed with the SEC on February 23, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000009341023000009/cvx-20221231.htm#i6a307f2e4a6645f39c1c0ca1a4f97bf4_181). Information about the compensation of Chevron’s non-employee directors is set forth in the section entitled “2022 non-employee director compensation” starting on page 24 of Chevron’s proxy statement on Schedule 14A filed on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_10). Information about the compensation of Chevron’s named executive officers is set forth in the section entitled “compensation discussion and analysis” starting on page 48 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_35) and the Current Report on Form 8-K filed with the SEC on January 27, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000009341023000005/cvx-20230124.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “related person transactions” on page 100 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_50). Information about the beneficial ownership of Chevron securities by Chevron’s directors and named executive officers is set forth in the section entitled “security ownership of certain beneficial owners and management” starting on page 97 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 12, 2023 (and available at https://www.sec.gov/Archives/edgar/data/93410/000119312523099292/d433226ddef14a.htm#toc433226_47).

Information about the identity of Hess’ (i) directors is set forth in the section entitled “Director Nominees” on page vii of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_13) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers” on page 16 of Hess’ Annual Report on Form 10-K filed with the SEC on February 24, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000162828023005059/hes20221231.htm#i50499a99fa5f4752b4c4b684dbff66ec_22). Information about the compensation of Hess’ non-employee directors is set forth in the section entitled “Director Compensation” on page 19 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_34). Information about the compensation of Hess’ named executive officers is set forth in the section entitled “Compensation Discussion and Analysis” starting on page 20 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_36) and the Current Report on Form 8-K filed with the SEC on March 1, 2023 (and available at: https://www.sec.gov/Archives/edgar/data/4447/000119312523056345/d446666d8k.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “Related Party Transactions” on page 9 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_27). Information about the beneficial ownership of Hess securities by Hess’ directors and named executive officers is set forth in the section entitled “Ownership of Equity Securities by Management” on page 18 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 6, 2023 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312523094009/d368726ddef14a.htm#toc368726_33).

Additional or updated information regarding the potential participants and their direct or indirect interests (by security holdings or otherwise) will be included in Chevron’s registration statement on Form S-4, which will contain Chevron’s prospectus and Hess’ proxy statement, and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the SEC’s website at www.sec.gov.